UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(formerly known as Fitell Corporation)

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

OTHER INFORMATION

Attached hereto as Exhibit 99.1 is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of GMEX Robotics Corporation (the “Company”, formerly known as Fitell Corporation) for the six-month periods ended December 31, 2025 and 2024; and hereto as Exhibit 99.2 are the unaudited consolidated financial statements of the Company for the six-month periods ended December 31, 2025 and 2024.

INCORPORATION BY REFERENCE

This report on Form 6-K, including exhibits hereto, shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (No. 333-284232) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six-month periods ended December 31, 2025 and 2024
99.2	Unaudited Consolidated Financial Statements for the Six-month periods ended December 31, 2025 and 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2026	GMEX ROBOTICS CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)